                                                                      EXHIBIT 17


                         UNITED STATES DISTRICT COURT
                   FOR THE EASTERN DISTRICT OF PENNSYLVANIA

_______________________________________x  :
                                          :
SUE GOLDSTEIN, individually               :        CLASS ACTION COMPLAINT
and on behalf of all those                :
similarly situated,                       :
                                          :
                             Plaintiff,   :        Civil Action
                                          :        No. 98-4127
     v.                                   :
                                          :
AMP, INC.,                               :
A Pennsylvania Corporation,               :
470 Friendship Road                       :
Harrisburg, PA 17111                      :
WILLIAM J. HUDSON, JR.;                   :
JAMES E. MARLEY; HAROLD A.                :
McINNES; RALPH D. DeNUNZIO;               :
BARBARA HACKMAN FRANKLIN;                 :
JOSEPH M. HIXON, III;                     :
JOSEPH M. MAGLIOCHETTI;                   :
JEROME J. MEYER; JOHN C.                  :
MORLEY; PAUL G. SCHLOEMER;                :
and TAKEO SHIINA                          :
                                          :
                             Defendants.
_______________________________________x


                COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
                -----------------------------------------------

     Plaintiff, a shareholder of defendant AMP, Inc., individually and on behalf of the class of shareholders described herein, by undersigned attorneys, as and for her Complaint, alleges upon knowledge with respect to herself and her own acts, and upon information and belief as to all other matters, as follows:

                             NATURE OF THE ACTION
                             --------------------

          1. On August 4, 1998, Allied Signal Corporation ("AlliedSignal"), a Delaware corporation with its principal executive offices in Morristown, New Jersey, announced that it would commence a tender offer for the stock of defendant AMP, Inc. ("AMP") at $44.50 per share, a price representing a premium of approximately 50% over the closing trading price of AMP common stock on August 3, 1998. This action for injunctive and declaratory relief is brought to ensure that the common law, statutory, and constitutional rights of plaintiff and the class of AMP stockholders to exercise the inherent voting and property rights incident to their ownership of AMP stock, to ensure that their rights under the federal proxy rules are protected, to preserve their right to receive tender offers, while also ensuring the rights to all AMP stockholders to consider AlliedSignal's offer or any other offer by any third party to acquire their shares and/or to merge with AMP. Plaintiff also seeks to prevent AMP from manipulating or otherwise subverting the process of corporate democracy by impermissibly taking action to frustrate the consent solicitation that AlliedSignal or any other bidder will have to conduct to gain majority representation on the AMP Board of Directors if AMP attempts to obstruct AlliedSignal's or any other tender offer. This action also seeks relief declaring AMP's so-called "dead hand" poison pill to be inapplicable or legally invalid.

                             JURISDICTION AND VENUE
                             ----------------------

          2. This Court has jurisdiction over this action pursuant to 28 U.S.C. (S)(S)1331 and 1387.

          3.  Venue is proper in this district under 28
U.S.C. (S)1391(b) and (c).

                                    PARTIES
                                    -------

          4. Plaintiff Sue Goldstein, is and at all times relevant hereto has been the owner of shares of AMP.

          5. (a) Defendant AMP is a Pennsylvania corporation with its principal executive offices in Harrisburg, Pennsylvania. AMP designs, manufacturers and markets electronic, electrical and electro-optic connection devices, interconnection systems and connector-intensive assemblies.

              (b) Defendant William J. Hudson ("Hudson"), is Chief Executive Officer and President of the corporation. Mr. Hudson has served as an officer of the corporation for more than the past five years.

              (c) Defendant James E. Marley ("Marley"), is Chairman of the Board of Directors of the corporation. Mr. Marley has served as an officer of the corporation for more than the past five years.

              (d) Defendant Harold A. McInnes ("McInnes"), is retired Chairman of the Board of Directors and Chief Executive Officer of the corporation. Mr. McInnes served as an officer of the corporation for more than five years.

              (e) Defendants Ralph D. DeNunzio, Barbara Hackman Franklin, Joseph
M. Hixon, III, Joseph M. Magliochetti, Jerome J. Meyer, John C. Morley, Paul G. Schloemer and Takeo Shiina are directors of AMP.

          6. The defendants identified in subparagraphs (b) through (e) above are referred to herein as the "Individual Defendants."

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          7. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of himself and all AMP shareholders as of August 4, 1998 or their successors in interest (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related, to affiliated with, or controlled by any of the defendants.

          8. This action is properly maintainable as a class action.

          9. The class is so numerous that joinder of all members is impracticable. As of March 3, 1998, there were approximately 219,559,875 shares of AMP common stock outstanding. It is unknown prior to discovery how many shareholders are in the Class, but such information is known by or available to defendants, and it is believed that the number of shareholders comprising the Class is in the hundreds.

          10. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class members.
The common questions include, inter alia, the following:
                              ----- ----

              (a) Whether defendants have engaged in conduct constituting breaches of their fiduciary duties and other common law and statutory duties to the detriment of the Class;

              (b) Whether the Dead Hand Poison Pill is illegal, invalid, unconstitutional, or otherwise improper and operates to the detriment of the Class;

              (c) Whether defendants have acted to impair the corporate franchise rights of plaintiff and the other members of the Class in breach of their fiduciary duties;

              (d) Whether defendants are engaging in a scheme to entrench and benefit themselves to the detriment of the Class;

              (e) Whether plaintiff and the other members of the Class would be irreparably harmed were the actions of defendants complained of herein not enjoined.

          11. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. The plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          12. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

          13. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

          14. The prosecution of separate actions by individual members of the Class would create a risk of adjudications which would, as a practical matter, be dispositive of the interests of Class members who are not parties to such adjudications or substantially impair or impede their ability to protect their interests.

          15. A class action is superior to other available methods for the fair and efficient adjudication of the controversy.

                              ALLIEDSIGNAL'S OFFER
                              --------------------

          16. On July 29, 1996, AlliedSignal Chairman and Chief Executive Officer ("CEO") Larry Bossidy telephoned AMP's CEO and President, William J. Hudson, to determine whether AMP would be interested in pursuing a business combination with AlliedSignal. Mr. Hudson was unavailable to speak with Mr. Bossidy, and he did not thereafter return Mr. Bossidy's telephone call.

          17. On July 30, 1998, Mr. Bossidy sent a letter to Mr. Hudson proposing a business combination of AlliedSignal and AMP. The letter stated that AlliedSignal was prepared to offer $43.50 per share in cash for all of AMP's outstanding shares, at a premium of approximately 50% over the market value.

          18.  AMP did not respond to Mr. Bossidy's July 30 letter.

          19. On August 4, 1998, AlliedSignal announced that it will commence within five (5) business days a tender offer for the stock of defendant AMP at $44.50 per share (the "Tender Offer"), which, as stated in Mr. Bossidy's July 30, 1998 letter, represents approximately a 50% premium over the closing trading price of AMP common stock on August 3, 1998. The Tender Offer gives AMP shareholders the opportunity to accept the Offer if they determine it is in their best interests. Upon consummation of the Tender Offer, AlliedSignal intends to acquire the remaining shares of AMP in a second-step merger in which AMP shareholders will receive $44.50 in cash for each AMP share they own.

          20. AlliedSignal's Tender Offer and second-step merger cannot be consummated unless the AMP Board - voluntarily or by the direction of a court - removes or makes inapplicable various anti-takeover devices, including AMP's "poison pill" and certain provisions of the Pennsylvania Business corporation Law ("PBCL").

          21. In light of AMP's failure to respond to AlliedSignal's July 30, 1998 letter, the current AMP Board cannot be expected to facilitate AlliedSignal's Tender Offer and second-step merger, but can be expected, instead, to maintain AMP's anti-takeover devices in place and actively oppose the Tender Offer and merger. For this reason, AlliedSignal is preparing to conduct a consent solicitation (the "Consent Solicitation") to gain majority representation on the AMP Board of Directors by electing individuals nominated by AlliedSignal who will support a sale of AMP to AlliedSignal, subject to their fiduciary duties to AMP shareholders.

                             AMP'S ANTI-TAKEOVER DEVICES
                             ---------------------------

          22. The "Dead Hand" Poison Pill. Foremost among the numerous anti-takeover devices at AMP's disposal is its shareholders' "rights plan," better known as a "poison pill" (the "Poison Pill"). As part of the Poison Pill, the Board authorized and declared a divided of one common share purchase right (a "Right") per outstanding share of common stock of AMP, payable to shareholders of record as of the close of business on November 6, 1998.

          23. The Poison Pill provides that the Rights do not become exercisable until ten business days following the first public announcement that a person (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of AMP common stock (the "Stock Acquisition Date"), at which time each holder of a Right, other that an Acquiring Person, is entitled, upon exercise of the Right, to receive common stock having a market value equal to two times the Purchase Price. The Effect of this provision (the "Flip-In Provision") thus would be a massive dilution of the value of the holdings of an unwanted acquiror like AlliedSignal.

          24. The Dead Hand Restriction. The Board may redeem the Poison Pill until 10 business days after a person becomes an Acquiring Person. The Board's ability to redeem the Rights, however, is purportedly restricted by a provision of the Poison Pill that serves no purpose other than to entrench the current Board (the "Dead Hand Restriction") and the Individual Defendants.

          25. Under the Dead Hand Restriction, redemption of the Poison Pill requires the approval of a majority of Continuing Directors (i.e., members of the Board who are not Acquiring Persons or representatives of an Acquiring Persons, either (x) were directors prior to the institution of the Poison Pill or (y) are nominated by a majority of Continuing Directors) if effected (i) after a person becomes an Acquiring Person but prior to the expiration of a ten business day period, or (ii) after a change (resulting from a proxy or consent solicitation) in a majority of the directors in office at the time of the commencement of a proxy or consent solicitation. Furthermore, the Dead Hand restriction provides that the Poison Pill can be amended only by Continuing Directors.

          26. Under the Dead Hand Restriction, directors, other than Continuing Directors elected pursuant to a consent or proxy solicitation in which among Acquiring Person (or a person who intends to become a Acquiring Person) participates, are purportedly without power or authority to redeem the Rights so that the Tender Offer or any other proposed business combination not endorsed by the Continuing Directors may go forward.

          27. Because the Dead Hand Restriction purports to prevent newly-elected, insurgent-nominated directors from redeeming the Poison Pill and thus removing a key obstacle to the accomplishment of the very purpose for which they were elected, the Dead Hand Restriction effectively disenfranchises shareholders. In effect, it denies the shareholders of AMP the opportunity to replace the current Board and undermines corporate democracy, which is a fundamental right inherent in share ownership. It also constrains any person intending to become an Acquiring Person, such as AlliedSignal, from soliciting votes or proxies to replace the current Board. It represents an intentional effort by the Board to manipulate the corporate machinery so as to frustrate the effectiveness of a shareholder vote and to impair the lawful authority of directors freely chosen by AMP's shareholders.

          28. The Pennsylvania Anti-Takeover Statutes. Among other provisions, defendant AMP also has the anti-takeover protections PBCL (S)(S)2551-2556 (the "Business Combination Statute").

          29. Under the Business Combination Statute, an interested shareholder cannot engage in a business combination with AMP for five years unless the acquisition of the shares or the business combination is approved by the AMP Board before an "Interested Shareholder" becomes the beneficial owner, directly or indirectly, of at least 20% of AMP's shares.

          30. The Business Combination Statutes will delay or make more difficult acquisitions or changes of control of AMP, have the effect of preventing changes in the management of AMP, and make it more difficult to accomplish transactions which AMP shareholders may otherwise deem to be in their best interests.

          31. Fixing The Consent Solicitation Record Date. AlliedSignal cannot obtain shareholder consents to its proposals without a record date for the determination of the shareholders entitled to vote on the proposals. AMP's by-laws (the "By-laws") provide that any shareholder seeking to have shareholders take action by consent must, by written notice, request that the Board fix a record date. The By-laws require the Board to fix the record date no later than 10 days after receipt of the request. (If not fixed within 10 days, the record date will be the day on which the first consent is received by the company).

          32. It is anticipated that the Board will seek to delay shareholder consent action on AlliedSignal's proposals by fixing a record date outside the required time period to impede its shareholders from exercising their franchise.

                             FIRST CLAIM FOR RELIEF
                             ----------------------
                             (DECLARATORY JUDGMENT)

          33. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

          34. The Dead Hand Restriction is invalid and unlawful because it purposefully abridges and interferes with the shareholder voting franchise without any compelling justification. In particular, it precludes or materially abridges the shareholders' rights to receive tender offers and wage proxy contests to replace the Board, and it purports to tie the hands and restrict the lawful authority of directors duly elected by the shareholders. Moreover, the Dead Hand Restriction is an unreasonable and disproportionate defensive measure, because it improperly serves to entrench the Individual Defendants.

          35.  Furthermore, the Dead Hand Restriction is invalid per se under
                                                                 ------
Pennsylvania statutory law, in that it purports to limit the discretion of future Boards of AMP by denying any directors other than the Continuing Directors the power or authority to redeem the Poison Pill so that the Tender Offer and Merger or any other business combination not endorsed by the Continuing Directors may go forward. PBCL
(S)1721 requires that any such limitation on Board discretion be set forth in a by-law adopted by the shareholders. Since the shareholders of AMP have adopted no such by-law provision, the Board was without power to so limit the discretion of future Boards of AMP by adopting the Dead Hand Restriction.

          36. Moreover, PBCL (S)1729 provides that unless otherwise provided in a by-law adopted by the shareholders, every director shall be entitled to one vote. The Dead Hand Restriction creates different classes of directors with different voting rights-those who have the power to redeem the Poison Pill, and those who do not. Since the shareholders of AMP have adopted no by-law provision creating such distinctions in the voting powers of directors, the Board was without power to adopt the Dead Hand Restriction.

          37. Additionally, the Dead Hand Restriction is invalid under AMP's By-laws. Under Section 2.1 of the AMP's By-laws, the power to manage the business and affairs of the Corporation is broadly vested in its duly elected board of directors. Insofar as the Dead Hand Restriction purports to restrict the power of AMP's Board of redeem or amend the Poison Pill, it conflicts with
Section 2.1 of AMP's By-laws and is therefore of no cause or effect.

                            SECOND CLAIM FOR RELIEF
                            -----------------------
                             (DECLARATORY JUDGMENT)

          38. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

          39. To the extent that the Dead Hand Restriction and other anti-takeover devices that preclude tender offers and consent solicitations are permitted under Pennsylvania law, such law is unconstitutional under the commerce Clauses because it impermissibly burdens interstate commerce far in excess of local benefits. The Dead Hand Restriction renders futile the Consent Solicitation and other contests for corporate control, because the shareholders will be powerless to elect a board that is both willing and able to accept an insurgent's bid. If Pennsylvania law is deemed to permit the Dead Hand Restriction, such law thus gives a Pennsylvania corporation's pre-existing board of directors a de facto veto power over tender offers and merges, and therefore
               -- -----
thwarts shareholder democracy and impermissibly burdens interstate commerce.

          40. To the extent the Dead Hand Restriction is permissible under Pennsylvania law, such law injures and will continue to injure plaintiff because it deprives plaintiff of his right to proceed with its Proposed Business Combination.

                             THIRD CLAIM FOR RELIEF
                             ----------------------
                             (DECLARATORY JUDGMENT)

          41. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

          42. To the extent that the Dead Hand Restriction and other anti-takeover devices that preclude tender offers and consent solicitations are permitted under Pennsylvania law, such law is preempted by the Williams Act and thereby violates the Supremacy Clause of the United States Constitution. It frustrates the full purpose and objectives of Congress in enacting the Williams Acts by: (a) giving the Individual Defendants and intransigent management the ability to defeat a noncoercive proposal without a vote by shareholders, (b) impermissibly tilting the balance between the Individual Defendants and a potential acquirer in the context of a noncoercive business combination proposal, and (c) depriving Plaintiff and the Class of AMP shareholders of their right to consider the Proposed Business Combination under federal law.

          43. To the extent the Dead Hand Restriction is permissible under Pennsylvania law, such law injures and will continue to injure plaintiff and the Class because it deprives plaintiff and the Class of their right to obtain the benefits of the Proposed Business Combination or any other competing offer as contemplated by the Williams Act and other applicable law.

                            FOURTH CLAIM FOR RELIEF
                            -----------------------
                              (INJUNCTIVE RELIEF)

          44. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

          45. The effect of AMP's anti-takeover devices is to frustrate and impede the ability of AMP shareholders to decide for themselves whether they wish to receive the benefits of the AlliedSignal Tender Offer and proposed second-step merger or any other business combination proposed by a third party. These devices unreasonably and inequitably frustrate and impede the ability of AlliedSignal to proceed with its Tender Offer and Consent Solicitation. The failure of AMP and its board to (i) redeem the AMP Poison Pill or to amend the Poison Pill by removing the Dead Hand Restriction, and (ii) adopt a resolution permitting the AlliedSignal Tender Offer or an alternative business combination to go forward for purposes of the Business Combination Statute is clearly a breach of their fiduciary duty and thus a violation of Pennsylvania law.

          46.  Plaintiff has no adequate remedy at law.

                             FIFTH CLAIM FOR RELIEF
                             ----------------------
                  (DECLARATORY JUDGMENT AND INJUNCTIVE RELIEF)

          47. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

          48. Fixing a record date beyond the required ten (10) days would violate AMP's Articles and By-laws and constitute an illegal interference with the shareholder franchise in violation of the PBCL and fundamental principles of corporate governance.

          49.  Plaintiff has no adequate remedy of law.

          WHEREFORE, plaintiff respectfully requests that this Court enter judgment against Defendant, as follows:

     A.  Declaring pursuant to the Declaratory Judgment Act, 28 U.S.C.
(S)2201(a), that:

              (a) the Dead Hand Restriction is inapplicable or, to the extent applicable, is in violation of Pennsylvania law and the fiduciary duties owed to AlliedSignal and all other AMP shareholders;

              (b) to the extent Pennsylvania law authorizes the Dead Hand Restriction, it (i) constitutes an impermissible burden on interstate commerce in violation of the Commerce Clause of the United States Constitution, and (ii) is preempted by the Williams Act and therefore unconstitutional under the Supremacy Clause of the United States Constitution;

              (c) if the Board should fail to fix a record date for the Consent Solicitation within 10 days of its receipt of AlliedSignal's written notice requesting such a record date, the record date for the Consent Solicitation shall be the date such written notice is delivered to AMP in accordance with AMP's By-laws; and

              (d) the fixing of a record date more than ten (10) days after the date of AlliedSignal's written notice is impermissible because it would effectively prevent AMP's shareholders from exercising their franchise.

     B. Preliminarily and permanently enjoining the Defendants, their directors, officers, partners, employees, agents, subsidiaries, and affiliates, and all other persons acting in concert with or on behalf of the defendants directly or indirectly, from:

              (a) refusing to redeem AMP's Poison Pill or amend the Poison Pill so as to eliminate the Dead Hand Provision or to make the Rights inapplicable to AlliedSignal's Tender Offer or other proposed alternative business combinations, and refusing to grant prior approval of the Tender Offer and Merger or another business combination for purposes of the Pennsylvania Business Combination Statute;

              (b) amending its By-laws to in any way impede the effective exercise of the stockholder franchise; or

              (c) taking any other steps to impede or frustrate the ability of AMP's shareholders to consider or make their own determination as to whether to accept the terms of AlliedSignal's Tender Offer, the proposals in AlliedSignal's Consent Solicitation, or any other alternative business combination or taking any other action ro thwart or interfere with the Tender Offer or Consent Solicitation or any alternative proposal;

              (d) fixing a record date for determining the shareholders entitled to vote on the proposals in AlliedSignal's Consent Solicitation more than ten
(10) days after the date of AlliedSignal's written notice; or

              (e) increasing the size of AMP's Board and filling the new seats with Board nominees after commencement of AlliedSignal's Consent Solicitation.

     C. A declaration that this action is a proper Class Action and that plaintiff is an appropriate representative of the Class;

     D. Granting compensatory damages for all injuries suffered as a result of defendant's unlawful conduct.

     E. Awarding plaintiff the costs and disbursements of this action, including attorney's fees and expert fees.

     F. Granting plaintiffs such other and further relief as the court deems just and proper.

Dated:  August 7, 1998                  LAW OFFICES
                                        Bernard M. Gross, P.C.

                                        /s/  Deborah R. Gross
                                        __________________________________
                                        DEBORAH R. GROSS (I.D.# 44542)
                                        CHRISTOPHER T. REYNA (I.D.# 46488)
                                        1500 Walnut Street, Sixth Floor
                                        Philadelphia, PA  19102
                                        (215) 561-3600

                                        Myron Harris, Esq. (I.D.# 14798)
                                        S106 Parktowne Place
                                        22/nd/ and Ben Franklin Parkway
                                        Philadelphia, PA  19130

                                        Attorneys for Plaintiff

                                       19